December 19, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Symantec Corporation Form 10-K for the fiscal year ended March 30, 2007 Filed May 24, 2007 File No. 0-17781
Ladies and Gentlemen:
     This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated December 7, 2007 from Ms. Kathleen Collins to Mr. John W. Thompson of Symantec Corporation (the “Company” or “Symantec”) related to the Company’s comment response letter, dated November 14, 2007. For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to the page numbers in our responses are references to the page numbers in the applicable report.
     The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 30, 2007
Item 1 — Business
Customers, page 11
1.	We note your response to our prior comment 1 regarding your relationship with Ingram Micro. We believe that your disclosure would be enhanced by a brief discussion of your agreements with Ingram Micro, specifically the fact that your arrangements with the company consist of several non-exclusive, independently negotiated agreements with its subsidiaries that cover certain countries or regions. Please advise.
Response:
     In view of the Staff’s comment, in future filings of our annual report on Form 10-K, to the extent our relationship with Ingram Micro requires disclosure pursuant to Item 101(c)(vii) of Regulation S-K, we will enhance the discussion of our relationship with Ingram Micro by discussing the nature of our agreements with that company and its subsidiaries in a manner consistent with the Staff’s comment.

Securities and Exchange Commission
December 19, 2007
Item 7 — Management’s Discussion and Analysis
Overview, page 32
2.	We note your response to our prior comment 3. Please explain to us in more detail the terms of your arrangements with OEM partners that result in your receipt of royalty revenues. If you are recording revenues from, and paying fees to, the same OEMs, please help us to better understand the substance of the underlying transactions, including whether the fees paid to the OEMs are in substance a rebate of the royalty revenues received from the OEMs.
Response:
The entirety of the Company’s response to the Staff’s comment 2 is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Results of Operations, page 38
3.	We note your response to our prior comment 4 and have the following additional comments:
•	As was indicated in our prior comment, it appears from your disclosures in Note 15 that your reportable segments are exhibiting different trends in their profitability, as seen in their operating margins. Please confirm our understanding, or reconcile the information in Note 15 to your conclusion that your reportable segments are not exhibiting different trends in their profitability.
Response:
     We have noted your additional comments regarding prior comment 4. We agree with the Staff to the extent that the comment reflects that our reportable segments exhibit different operating margins. We do not believe it is the case that our reportable segments are exhibiting different trends in their profitability. For example, our two largest reportable segments, Consumer and Security and Data Management, each reported declining operating margins in fiscal 2007 relative to fiscal 2006, the reasons for which are explained, on a company-wide basis, in the discussion of our operating expenses in MD&A.
•	If your reportable segments are exhibiting different trends in their profitability, it

Securities and Exchange Commission
December 19, 2007
remains unclear to us that your current analysis of expenses at the consolidated level meets the three basic objectives of MD&A. As indicated in our interpretive releases, and most recently our Release 33-8350, those three basic objectives are:
o	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

o	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

o	to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.
If management is aware that certain reportable segments are contributing in a materially disproportionate way to your profitability, either because those segments are more profitable or because they are less profitable than your other segments, you have an obligation to disclose and analyze such information as part of 1) providing a view of the company through the eyes of management, 2) providing appropriate context within which your results can be analyzed, and 3) providing your investors with enough insight into the potential variability of your results that they can ascertain the likelihood that past performance is indicative of future performance. Refer to Item 303(a)(3)(ii) of Regulation S-K. Based on the above, we strongly urge you to reconsider your conclusion that your MD&A would not be enhanced by a regular period over period discussion of operating results at the segment level.
Response:
     As we described in our prior response letter to the Staff, we believe that variations in revenue are the key contributor to variations in segment performance and have focused our discussion in MD&A in explaining these revenue variations. We recognize that one purpose of MD&A is to focus the reader on areas of the business that significantly affect performance trends while focusing less on information that has less significance in explaining changes in segment performance. Our focused discussion on net revenues by segment, compared to a reduced emphasis on specific segment-level discussion of operating expenses, was intended to accomplish this objective.
     Nonetheless, in consideration of the Staff’s comments, we would propose to modify our future discussion in the MD&A section titled “Net revenue by segment” to read “Net revenue and operating income by segment.” We would expand our discussion in this section, as appropriate, to include, in addition to net revenue, any other significant drivers of change to operating income that can specifically be identified by segment, including information that supplements discussions in other sections of MD&A. The objective of this expanded discussion would be to meet the basic objectives as indicated in the Staff’s Release 33-8350.

Securities and Exchange Commission
December 19, 2007
Item 13 — Certain Relationships and Related Transactions, and Director Independence, page 60
4.	We note your response to our prior comment 7. Please consider revising your discussion of related party transactions in your public filings to state clearly, when true, that the company had no reportable related party transactions.
Response:
In view of the Staff’s comment, in future filings of our annual report on Form 10-K and proxy statement, we will state clearly, when true, that we had no reportable related party transactions. In addition, we will create a separate section in future proxy statements entitled “Certain Relationships and Related Transactions” in which we will provide all disclosures pertaining to Item 404 of Regulation S-K, so that all such disclosures can be easily identified.
FORMS 8-K FILED MAY 2, 2007 AND JULY 25, 2007
5.	We note your response to our prior comment 11. As was indicated in our prior comment, we found many of your explanations unclear as to why it was useful to adjust your performance measure for various recurring items. In particular, we note your recurring use of phrases such as “not directly related to the operations of our business” and “not reflective of our ongoing operating results,” which may not fully convey your meaning to your readers. We appreciate the additional information that you provided to us in your response, and we note that you are willing to supplement the disclosures in your earnings releases with this additional information. We request that you revise your earnings releases to provide more detailed explanations than those currently given for why you believe it is useful to adjust your performance measure for the recurring items that were addressed in our comment.
Response:
     We will revise our disclosure in future earnings releases as requested by the Staff. Our next earnings release and related Current Report on Form 8-K are scheduled to be issued and/or filed on January 23, 2008.

Securities and Exchange Commission
December 19, 2007
* * * * *
     Please direct any comments or questions regarding this file to me, at (408) 517-7929 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.
Very truly yours,
SYMANTEC CORPORATION
/s/ James A. Beer
James A. Beer
Executive Vice President and
Chief Financial Officer
cc:	V. Paul Unruh, Chair of the Audit Committee, Symantec Corporation
John W. Thompson, Chief Executive Officer, Symantec Corporation
Arthur F. Courville, Executive Vice President and General Counsel, Symantec
Corporation
George W. Harrington, Chief Accounting Officer, Symantec Corporation
Jana Barsten, KPMG LLP
Daniel J. Winnike, Esq., Fenwick & West LLP

Exhibit: Attachment A (provided under separate cover)

Securities and Exchange Commission
December 19, 2007
Attachment A